

Nasdaq: CELH

Celsius Holdings Announces First Quarter 2023 Financial Results

*Record first quarter revenue of **$260** million, up **95%** from $133 million in Q1 2022*

*North America revenue increased **101%** to **$249** million, up from $124 million in the year ago quarter*

Celsius achieved record first quarter revenue of $260 million, up 95% from $133 million in the prior year first quarter, driven predominantly by North American revenue which increased 101% to $249 million, up from $124 million in the prior year first quarter. North American revenue was driven by increases in distribution points and SKUs per location as well as some benefit from increased days inventory outstanding at the mixing centers of its largest distributor. International revenue increased approximately 15% to $11.4 million in the first quarter of 2023, from $9.9 million in the prior year quarter, driven in large part by the addition of a number of flavor innovations.

Gross profit for the first quarter of 2023 was $114 million, up 111% from $54 million in the prior year first quarter. Gross Profit as a percentage of revenue was 43.8% for the three months ending March 31, 2023, up from 40.4% in the prior year first quarter. Overall, gross profit margin improvements were driven by the reduced mix of international cans and cost savings initiatives, offset in part by some additional inventory write-offs and freight expense as Celsius continues to integrate into the PepsiCo distribution system and build a best in class supply chain across the United States.

Net income attributable to common stockholders totaled $34.4 million, or $0.40 per diluted share, compared to a net income of $6.7 million, or $0.09 per diluted share in the prior year first quarter.

Non-GAAP Adjusted EBITDA increased 229% to approximately $49 million, compared to $15 million in the prior year first quarter benefiting from significant revenue growth and improved gross margins as well as increased leverage across SG&A which benefited from the timing of our summer launches.

As of March 31, 2023, Celsius had $634 million in cash and cash equivalents compared to $26 million on March 31, 2022.

"During the first quarter of 2023, Celsius delivered an all-time quarterly record revenue of $260 million in sales and over $34 million in net income, driven by expanded availability and increased consumer awareness. In addition, we continue to further transition into PepsiCo's best in class distribution system." commented John Fieldly, President and Chief Executive Officer.

Fieldly continued "In the United States, Celsius is now the established #3 Energy Drink Brand in the category, being the key growth driver over the last 52 week period. Celsius' share in the Energy Drink Category per SPINS IRI Total Mulo+C, for the 4 weeks ending 3/26/23, totals 7.5% market share, doubling from the prior year period and demonstrating Celsius warrants increased distribution and availability. Looking ahead, we have plans in place and initiatives underway to further leverage our expanding distribution and continue to build our global brand equity."

Growth Trends in Revenue By Quarter (Unaudited)



Flash Financials $(000)'s	1Q 2023	1Q 2022	% Change
Revenue	$259.9	$133.4	95%
N. America	$248.6	$123.5	101%
International	$11.4	$9.9	15%
Gross Margin %	43.8%	40.4%	+340 BPS
Net Income att. to Common Shareholders	$34.4	$6.7	413%
Diluted Earnings per Share	$0.40	$0.09	344%
Adjusted EBITDA*	$48.7	$14.8	229%

The Company reports financial results in accordance with generally accepted accounting principles in the United States ("GAAP"), but management believes that disclosure of adjusted EBITDA , a non-GAAP financial measure, may provide users investors with additional insights into operating performance. Reconciliations of this non-GAAP measure to the most directly comparable GAAP measure can be found in the financial tables at the end of this presentation.









First Quarter Company Highlights

CELSIUS

CELSIUS BRAND
PERFORMANCE VS. CATEGORY

OUTPACING ENERGY GROWTH +8.5X

*IRI Total US All Channels provided by SPINS, top brand sales in the SS Energy & Other Functional Beverages Subcategory, 12 weeks ending 03/26/2023 vs. prior year

CELSIUS is the #1 $ Growth brand in Total US Mulo+C in the L52W growing $552M, and contributing 23% of category growth on an increase of 139.6% vs. the year ago period

*L 52W SPINS IRI Energy Category MULO+C Data Ending 3/26/23

- ⇒ The most recent reported SPINS IRI data as of 03/26/23, shows Celsius sales up +123.7% y/y for 4-wks, +129.4% y/y for 12-wks and +128.9% y/y for 24-wks. This compares to the energy category which grew +12.4% y/y for 4-wks, +15.5% y/y for 12-wks and +13.4% y/y for 24-wks
  - ⇒ On Amazon, CELSIUS® is the SECOND largest energy drink with a 19.1% share of the Energy Drink Category, ahead of RED BULL® at a 12.8% share, and behind MONSTER® at 22.3% (Last 4 week period ending 4/22/23, Stackline, Energy Drink Category: Total US)
    - ⇒ Amazon Q1 2023 sales of $21.8 million vs $13.8 million in the year ago period, up 58%
- ⇒ Per SPINS IRI Energy Category 4W data ending 03/26/23:
  - ⇒ In MULOC, Celsius is the #3 Energy Drink in the US with a 7.5% market share, doubling its 3.7% share y/y
  - ⇒ In MULOC, Celsius grew ACV to 95.4% vs. 69.5% y/y
  - ⇒ In Convenience, Celsius has gained an additional 37.7 pts of ACV growth to end the period at 93.4%, compared to 55.7% y/y
- ⇒ Club channel revenue totaled $46.5 million for the quarter ending March 31, 2023, up 77.1% y/y, compared to $26.2 million in the prior year first quarter

CELSIUS
ARCTIC Vibe

ELEVEn
CELSIUS

CELSIUS

CELSIUS
Fantasy Vibe

Arbor

Q1 2023 Sales Activations



INNOVATIVE PORTFOLIO CAPITALIZING ON TODAY'S HEALTH & WELLNESS TRENDS

Conference Call

Management will host a conference call today, Tuesday May 9, 2023 at 4:30 p.m. ET to discuss the results with the investment community.

To participate in the conference call, please call one of the following telephone numbers at least 10 minutes before the start of the call:

Toll Free:	877-545-0320
International:	973-528-0002
Participant Access Code:	834155

Webcast: https://www.webcaster4.com/Webcast/Page/2410/48358

Replay of the conference call can be accessed through the webcast link above

Disclosures can be found on the Company's online disclosure portal at: https://www.celsiusholdingsinc.com/sec-filings/

Investor Contact: Cameron Donahue: (651) 707-3532: cdonahue@celsius.com

About Celsius Holdings, Inc.

Celsius Holdings, Inc. (Nasdaq: CELH), is a global consumer packaged goods company with a proprietary, clinically proven formula for its master brand CELSIUS®. A lifestyle energy drink born in fitness and a pioneer in the rapidly growing energy category. CELSIUS® offers proprietary, functional, essential energy formulas clinically-proven to offer significant health benefits to its users. CELSIUS® is backed by six university studies that were published in peer-reviewed journals validating the unique benefits CELSIUS® provides. For more information, please visit: http://www.celsiusholdingsinc.com

Forward-Looking Statements

This press release may contain statements that are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of Celsius Holdings' future results of operations and/or financial position, or state other forward-looking information. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "would," or similar words. You should not rely on forward-looking statements since Celsius Holdings' actual results may differ materially from those indicated by forward-looking statements as a result of a number of important factors. These factors include but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; our expectations of revenue; operating costs and profitability; our expectations regarding our strategy and investments; our expectations regarding our business, including market opportunity, consumer demand and our competitive advantage; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and future regulations affecting our business; the Company's ability to satisfy in a timely manner, all Securities and Exchange Commission (the "SEC") required filings and the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted under that Section; and other risks and uncertainties discussed in the reports Celsius Holdings has filed previously with the SEC. Celsius Holdings does not intend to and undertakes no duty to update the information contained in this press release.



Celsius Holdings, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except par value)

(Unaudited)

		March 31, 2023		December 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	595,476	$	614,159
Restricted cash		38,105		38,768
Accounts receivable-net		172,032		63,311
Note receivable-current		3,587		2,979
Inventories-net		154,280		173,289
Prepaid expenses and other current assets		15,507		11,341
Deferred other costs-current		14,124		14,124
Total current assets	$	993,111	$	917,971
Note receivable		—		3,574
Property and equipment-net		12,054		10,185
Deferred tax asset		482		501
Right of use assets-operating leases		931		972
Right of use assets-finance leases		191		208
Other long-term assets		263		263
Deferred other costs-non-current		258,931		262,462
Intangibles		12,359		12,254
Goodwill		13,949		13,679
Total Assets	**$**	**1,292,271**	**$**	**1,222,069**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	107,112	$	107,340
Accrued distributor termination fees		1,063		3,986
Accrued promotional allowance		68,225		35,977
Lease liability obligation-operating leases		605		661
Lease liability obligation-finance leases		69		70
Deferred revenue-current		9,563		9,675
Other current liabilities		5,094		3,586
Total current liabilities		191,731		161,295
Long-term liabilities:				
Lease liability obligation-operating leases		336		326
Lease liability obligation-finance leases		156		162
Deferred tax liability		19,250		15,919
Deferred revenue-non-current		175,275		179,788
Total Liabilities		**386,748**		**357,490**
Commitment and contingencies				
Mezzanine Equity:				
Series A convertible preferred shares, $0.001 par value, 5% cumulative dividends; 1,467 shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively, aggregate liquidation preference of $550,000 as of March 31, 2023 and December 31, 2022, respectively		824,488		824,488
Stockholders' Equity:				
Common stock, $0.001 par value; 100,000 shares authorized, 76,782 and 76,382 shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively		77		76
Additional paid-in capital		279,872		280,668
Accumulated other comprehensive loss		(1,287)		(1,881)
Accumulated deficit		(197,627)		(238,772)
Total Stockholders' Equity		81,035		40,091
Total Liabilities, Mezzanine Equity and Stockholders' Equity	**$**	**1,292,271**	**$**	**1,222,069**

Celsius Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended March 31,			
	2023		**2022**	
Revenue	$	259,939	$	133,388
Cost of revenue		146,121		79,494
Gross profit		**113,818**		**53,894**
Selling, general and administrative expenses		68,905		43,778
Income from operations		**44,913**		**10,116**
Other income (expense):				
Interest income on note receivable		45		78
Interest income (expense), net		4,924		(2)
Foreign exchange loss		(118)		(162)
Total other income (expense)		4,851		(86)
Net income before income taxes		**49,764**		**10,030**
Income tax expense		(8,537)		(3,351)
Net income	$	**41,227**	$	**6,679**
Less: dividends on Series A convertible preferred shares	$	(6,781)	$	-
Net income attributed to common stockholders	$	**34,446**	$	**6,679**
Other comprehensive income:				
Foreign currency translation gain (loss)		594		(491)
Comprehensive income	$	**35,040**	$	**6,188**

Celsius Holdings, Inc.
Reconciliation of Non-GAAP Financial Measure*
(Unaudited)

	Three months ended March 31,			
		2023		2022
Net income (GAAP measure)	$	41,227	$	6,679
Add back/(Deduct):				
Net interest		(4,969)		(76)
Income tax expense		8,537		3,351
Depreciation and amortization expense		549		386
Non-GAAP EBITDA		**45,344**		**10,340**
Stock-based compensation		5,507		4,310
Foreign exchange		118		162
Distributor Termination		(2,234)		-
Non-GAAP Adjusted EBITDA	$	**48,735**	$	**14,812**

*The Company reports financial results in accordance with accounting principles generally accepted in the United States ("GAAP"), but management believes that disclosure of adjusted EBITDA, a non-GAAP financial measure, may provide users with additional insights into operating performance.